BB 2/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03001426

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWMAN, LADD CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 So. CLINTON STREET
(No. and Street)

SYRACUSE (City) NEW YORK (State) 13202 (Zip Code)

SEC MAIL RECEIVED FEB 1 9 2003 WASH. D.C. 187 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES F. ABBATIELLO, PRESIDENT (315) 423-4630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name – *if individual, state last, first, middle name*)

135 DEWITT STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03-10

OATH OR AFFIRMATION

I, James F. Abbatiello, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newman, Ladd Capital, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

MARY K MANNS
Notary Public - State of New York
No. 01MA6015329
Qualified in Onondaga County
Commission Expires Oct. 26, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder s Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor s report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 19 2003
WASH. D.C. 187 SECTION

NEWMAN, LADD CAPITAL, INC.

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Newman, Ladd Capital, Inc.
Syracuse, New York

We have audited the accompanying statement of financial condition of Newman, Ladd Capital, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Newman, Ladd Capital, Inc. as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 17, 2003

NEWMAN, LADD CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash (Note 1)	$ 1,381
Receivable from clearing organization (Note 2)	5,384
Marketable securities - valued at market (Note 1)	88,596
Property and equipment - net (Notes 1 and 3)	1,026
Other assets	16,900
Total assets	$113,287

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,186
Total liabilities	6,186
Stockholder's equity:	
Common stock - no par - 200 shares authorized, 50 shares issued and outstanding	40,000
Additional paid-in capital	50,000
Retained earnings	17,101
Total stockholder's equity	107,101
Total liabilities and stockholder's equity	$113,287

A copy of the Statement of Financial Condition of the December 31, 2002 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Newman, Ladd Capital, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker. The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Marketable Securities

Marketable securities in the Company's investment account are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. All securities presented are money market funds.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Note 1. Summary of Significant Accounting Policies (continued)

Other Assets

Other assets consist of 1,300 shares of NASDAQ stock. These shares were unregistered and non-transferable at December 31, 2002 and are stated at cost.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Proprietary securities transactions of the Company are recorded on a trade date basis.

Commissions

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 and is reflected in these financial statements.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Receivable from Clearing Organization and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2002.

NEWMAN, LADD CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 3. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 19,283
Accumulated depreciation	(18,257)
Property and equipment - net	$ 1,026

Depreciation expense was $257 for the year ended December 31, 2002.

Note 4. Commitments

The Company leases office space at 307 So. Clinton Street, Syracuse, New York, from Donald Kirnan, LLC, on a 60-month lease through September 13, 2007. The annual rental is $14,400, plus a pro-rata share of increases in the operational expenses above those incurred in the base year. Rent expense was $11,384 for the year ended December 31, 2002.

A schedule of annual lease payments is as follows:

2003	$ 14,400
2004	14,400
2005	14,400
2006	14,400
2007	10,800
Total	$ 68,400

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2002, the Company's aggregate indebtedness and net capital were $6,186 and $87,403, respectively, a ratio of (.07 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $82,403.

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 7. Related Party Transaction

The Company paid $1,500 for the use of data services provided by Jameson Dewitt Money Management, Inc. and this amount is recorded in other expense. Jameson Dewitt Money Management, Inc. is owned by the stockholder of this Company.